

May 21, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.125% Series H Cumulative Redeemable Preferred Stock, par value $0.01 per share of Sunstone Hotel Investors, Inc. under the Exchange Act of 1934.


Sincerely,